VIA EDGAR AND BY HAND

May 22, 2013

Mr. William H. Thompson

Accounting Branch Chief

Mr. Tony Watson

Accountant

Mr. Jason Niethamer

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commission File No. 001-12291

Dear Mr. Thompson, Mr. Watson and Mr. Niethamer:

We are in receipt of your comment letter dated May 9, 2013 regarding the Annual Report on Form 10-K (the “2012 10-K”) for the year ended December 31, 2012 of The AES Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2013. Our responses to your comments follow.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 105

Comment 1 – Consolidated Results of Operations, page 115

1.	Please tell us what consideration you have given to providing disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, please tell us what consideration you gave to explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

RESPONSE: The Company respectfully asserts that its current disclosure regarding effective tax rates is appropriate. In support of this assertion, the Company notes that it already discloses the principal items which impacted the effective tax rate. For 2012, foreign tax rates were not the principal driver of the Company’s effective tax rate. Rather, as noted on page 137 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the 2012 10-K, the principal item impacting the effective tax rate was

2

the impairment of goodwill at Dayton Power & Light, which was not deductible for Federal income tax purposes. The Company expands on this disclosure in Note 22 – Income Taxes to the consolidated financial statements on page 232 of the 2012 10-K, under the header “Effective and Statutory Tax Rate Reconciliation.” In that table, the Company discloses that the impairment at DPL represented 203% of the 225% tax rate whereas foreign taxes reduced the tax rate by 21%. When adjusted for the DPL impairment, the foreign taxes reduced the tax rate by only 3%, consistent with prior years.

The Company believes its disclosure in MD&A together with the financial statement disclosure appropriately describes the actual and potential impact on its effective tax rate of business conducted in jurisdictions with differing tax rates and aligns with the guidance contained in Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960. However, the Company acknowledges that when foreign taxes are significant to changes in the worldwide effective tax rate, the Company will address such impact in future MD&A. Furthermore, in light of the Staff’s comment, the Company will, in its MD&A for all future periods (beginning with the second quarter of 2013), provide the following paragraph under Income Taxes that highlights the potential impact on the effective tax rate of foreign earnings:

Our effective tax rate reflects the tax effect of significant operations outside the United States, which are generally taxed at rates lower than the U.S. statutory rate of 35 percent. A future proportionate change in the composition of income before income taxes from foreign and domestic tax jurisdictions could impact our periodic effective tax rate.

Note 14. Contingencies, page 208

Comment 2 – Environmental, page 209

2.	We note in your disclosure on environmental contingencies that you believe it is reasonably possible that costs associated with such liabilities may exceed current reserves in amounts that could be material but cannot be estimated. Please clarify if your inability to estimate includes not only the additional possible loss but also the range of loss that could exceed current reserves. Additionally, please elaborate on how you can conclude that additional costs in excess of current reserves “could be material” if you are unable to estimate what that range of additional costs might be.

RESPONSE: Currently, the Company has a robust process in place to determine the environmental reserves required; however, the Company does not have a process to estimate the range of possible loss that could exceed current reserves. Although the current process does not allow the Company to estimate the range of losses, based on our experience with claims of this nature, the Company concluded that losses in excess of current reserves could be material. In future filings, the Company will expand its disclosure to include a range of reasonably possible losses that could exceed current reserves. For example “In aggregate, the

3

Company estimates that the range of potential losses related to environmental matters, where estimable, to be in the range of $xx million to $xx million. The amounts considered reasonably possible do not include amounts reserved as discussed above.” To support this disclosure, the Company will refine its internal process to quantify the range of reasonably possible losses that could exceed current reserves.

Comment 3 – Environmental, page 209

3.	If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with environmental loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

RESPONSE: As noted in the Company’s response to Comment 2, the Company will provide a range of loss in future filings with the Commission.

Comment 4 – Note 24. Acquisitions and Dispositions, page 240

4.	We note that in the Electric Security Plan that you filed for approval with the Public Utility Commission of Ohio, you agreed to request separation of your generation assets from your transmission and distribution assets in recognition that a restructuring of DP&L operations will be necessary, in compliance with Ohio law. Please tell us how you considered the pending electric deregulation in the purchase price allocation at the close of the DPL acquisition. As part of your response, please explain to us your valuation methodology with respect to each of the generation, transmission and distribution assets Given you report US-generation and US-utilities as separate segments, explain your basis for viewing DPL as one component for goodwill evaluation.

RESPONSE: We are responding to the Staff’s comment in two parts. In the first part, we discuss the Company’s valuation of DPL in accordance with ASC 805 as of the Acquisition date. In the second part, we discuss the reportable segments and reporting units for DPL in accordance with ASC 280 and ASC 350

Purchase Price Allocation and Valuation. In accordance with ASC 805, the Company recorded the fair value of all identifiable assets and liabilities acquired in the DPL acquisition. The most significant assets related to the generation, transmission and distribution assets. The fair value of each of the generation facilities of DPL were generally measured using an

4

income approach using a discounted cash flow model which incorporated market participant assumptions. The fair value of the regulated transmission and distribution assets using market participant assumptions was determined to approximate the carrying amount as of the Acquisition date as the existing regulation associated with the assets results in the Public Utility Commission of Ohio allowing recovery of only historical cost plus a regulated rate of return. A market participant would assume the regulated rate of return would approximate the discount rate as it would not be financially feasible or legally permissible to separate transmission and distribution assets from the regulation and would assume there is no higher and better use for the assets. Under an income approach, discounting the estimated future cash flows by the regulated rate of return would result in a fair value that approximates the historical cost (i.e., carrying amount). With regard to the separation of assets referenced in the Staff’s comment, the Company did consider the potential separation at the acquisition date of DPL and concluded that the potential separation does not impact the assumptions used in estimating the future cash flows used in the determination of the fair value of the assets acquired. The separation of the generation assets from the transmission and distribution assets in and of itself would not alter the underlying assumptions related to the future cash flows of each generation facility.

Segment and Reporting Unit Analysis. While the Company reports US Generation and US Utilities as separate reportable segments, all of DPL’s operations are included in the US Utilities reportable segment based on application of the segment accounting guidance within ASC 280. Specifically the Chief Operating Decision Maker regularly reviews operating results for DPL Inc. (“DPL”) on a consolidated basis in order to make decisions and allocate resources, and therefore, DPL meets the definition of an operating segment. As disclosed in Note 10 to the Company’s 2012 consolidated financial statements – Goodwill and Other Intangibles Assets of the 2012 Form 10-K the Company applied ASC 350 and determined there are two reporting units within the DPL operating segment: Dayton Power and Light Company (“DP&L”) and DPL Energy Resources, Inc. (“DPLER”). We evaluated the DP&L reporting unit as one component for goodwill purposes (separate from the DPLER reporting unit) as the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes. Segment Management reviews stand-alone reports for DP&L in the aggregate (generation, transmission and distribution). Separate discrete financial information is not reviewed by Segment Management on the basis of generation and transmission and distribution assets

Comment 5 – Note 24. Acquisitions and Dispositions, page 240

5.	Please tell us whether the “refinements” to your assumptions in determining step 1 and step 2 of the goodwill evaluation were applied retroactively as of September 30, 2012 or were the result of additional information subsequent to that date. In either event, please supplementally explain the nature of the “refinements.”

RESPONSE: As further described below, in its interim unaudited financial statements included in the Form 10-Q for the quarter ended September 30, 2012 (“the 2012 10-Q”), the

5

Company estimated the goodwill impairment based on its application of ASC 350-20-35-18. The goodwill impairment was finalized during the fourth quarter of 2012 and the final impairment differed from the estimate recognized in the quarter ended September 30, 2012 10-Q by $33 million or less than 2%.

As noted above, the Company recognized an estimate of the goodwill impairment in accordance with ASC 350-20-35-18, which states as follows:

“If the second step of the goodwill impairment test is not complete before the financial statements are issued or are available to be issued …and a goodwill impairment loss is probable and can be reasonably estimated, the best estimate of that loss shall be recognized in those financial statements.”

The Company disclosed in the notes to its September 30, 2012 interim unaudited financial statements in its Q3 2012 Form 10-Q disclosure on page 37, the material assumptions included within the discounted cash flow valuation model and the fact that further refinements to these assumptions could have a significant impact on the enterprise value and the resulting implied fair value of goodwill.

During the fourth quarter of 2012, the Company completed the measurement of the goodwill impairment charge. The refinements were made primarily to assumptions related to property, plant and equipment, intangibles, the valuation of intercompany agreements between DP&L and DPLER and the associated deferred taxes on these items. The refinements were based upon information that existed as of September 30, 2012 and were retroactively applied as of September 30, 2012. The refinements described above resulted in a $33 million reduction of the previously estimated impairment loss, which was less than 2% of the original estimate of $1.85 billion.

*            *             *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ms. Sharon Virag, Vice-President and Controller, at 703-682-6323 or Zafar Hasan, Assistant General Counsel, at (703) 682-1110 if you have any questions with respect to the foregoing or if we may otherwise be of assistance.

6

Very truly yours,

/s/ Thomas M. O’Flynn

Thomas M. O’Flynn
Executive Vice President and Chief Financial Officer
The AES Corporation